SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 28, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Status of Sony Group Manufacturing Operations Affected by the East Japan Earthquake, Tsunami and Related Power Outages.

1-7-1 Konan, Minato-ku
Press Information	Tokyo 108-0075

April 28, 2011
Sony Corporation

Status of Sony Group Manufacturing Operations Affected by
the East Japan Earthquake, Tsunami and Related Power Outages

(Tokyo, April 28, 2011) – Sony Corporation (“Sony” or the “Company”) today updated the status of Sony Group manufacturing operations affected by the March 11 East Japan Earthquake, tsunami, and related power outages, as of April 28, 2011.

As of March 14, 2011, operations at ten Sony Group sites and facilities had been suspended as a result of damage caused by the Earthquake, tsunami and related power outages.  As of today, manufacturing operations at nine of these ten sites have resumed or partially resumed, and at the remaining site, Sony Chemical & Information Device Corporation’s Tagajyo Plant in Miyagi Prefecture (“Tagajyo Plant”), plans are in place to resume its manufacturing operations.

Although the Tagajyo Plant sustained significant earthquake and flooding damage caused by the tsunami, as a result of extensive restoration and repair efforts, the site’s core manufacturing operations are now expected to resume.  Optical disk manufacturing operations, including Blu-ray, are expected to resume around the end of May 2011, and magnetic tape manufacturing operations are expected to resume around the end of July 2011.  Manufacturing of other products and components previously carried out at the Tagajyo Plant will be transferred to Sony’s core manufacturing facilities for these products and components located in Miyagi, Fukushima and other prefectures, in order to quickly restore full production capacity.

Following the resumption of operations at the Tagajyo Plant, Sony plans to coordinate with the appropriate local authorities to consider how the Company can continue to assist with regional recovery efforts, for example by offering vacant building space at the Tagajyo Plant to businesses in the area, and assigning employees to assist with local support activities.

As announced on April 6, 2011, Sony continues to respond to fluctuations in material or component supply from time to time by adjusting production levels at certain domestic and overseas manufacturing sites that were not directly damaged by the Earthquake and tsunami.  Sony will continue to monitor the availability of raw materials and components and endeavor to improve such availability.  For any products affected by adjustments to production levels, the Company also plans to take further measures as necessary, including reallocating available materials and components among Sony Group companies, using alternative components and expanding procurement channels in order to restore full production capacity as early as possible.

The Company is continuing to evaluate the full impact of the Earthquake, tsunami and related power outages, including the impact of these production level adjustments, on Sony’s businesses and consolidated financial results.

Media Inquiries:
Corporate Communications, Sony Corporation
Tel: +81-(0)3-6748-2200 / Fax: +81-(0)3-6748-2061
E-mail: sony.pressroom@sony.co.jp